082-35739

FANG AND ASSOCIATES BARRISTERS & SOLICITORS*

Business Solutions

P.O. Box 10037, Pacific Centre, 1925 – 700 West Georgia Street, Vancouver, B.C. V7Y 1A1

General: (604) 688-6775 Fax: (604) 688-6995 Email: pmf@thomasrondeau.com

[redacted]

08001135

SUPPL

File No.: 228

February 19, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

VIA MAIL

Dear Sirs/Mesdames:

RE: Advanced Explorations Inc. (the "Company")–Rule 12g3-2(b) - Securities Exchange Act of 1934

Pursuant to Rule 12g3-2(b) we respectfully submit, on behalf of the Company, the following:

Effective Date of Filing	**Type of Filing**
January 30, 2008	Material Change Report and News Release
February 13, 2008	Material Change Report and News Release

We trust the foregoing is satisfactory.

Yours truly,

FANG AND ASSOCIATES

Paul M. Fang
PMF/slc
Enc.

cc: Advanced Explorations Inc.

RECEIVED
2008 MAR 11 A 7:24

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

3/11

* Denotes law corporation

Form 51-102F3
Material Change Report

1. Name and Address of Company

Advanced Explorations Inc.
50 Richmond Street East, Suite 300
Toronto, Ontario
M5C 1N7

Telephone: (416)203-0057

2. Date of Material Change

January 30, 2008

3. News Release

January 30, 2008

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5.1 Full Description of Material Change

Please see the attached news release.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. Date of Report

January 30, 2008

Advanced Explorations Inc.

NEWS RELEASE

Advanced Explorations Inc. extends time to complete formal Agreement with Melville Capital Corporation.

Toronto, Ontario, January 30, 2008:

Advanced Explorations Inc. (the "Company or AEI") is pleased to announce an amendment to the Memorandum of Understanding ("MOU") with Melville Capital Corporation ("MCC") announced on December 6, 2007. The Company has granted an extension to March 1st, 2008 to conclude the formal agreement. In the original MOU MCC had until January 30, 2008 to conclude a formal agreement to secure its rights with respect to a number of potential developments associated with the Roche Bay iron ore project. Terms of the MOU included a $12,000,000 private placement at $4.00 per share and a $53,000,000 debenture with a term of 5 years and convertible at $5.25 per share at maturity.

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-203-0057

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, has been developing a strategy to leverage its expertise and experience in identifying business opportunities within the Resource sector. The company has recently expanded its capabilities in iron ore exploration and development with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay magnetite project, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural port makes it potentially one of the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI. For more information please visit www.Advanced-Exploration.com.

ABOUT Melville Capital Corporation

Melville Capital Corporation. is a private equity firm with international relationships to private and institutional funds, strategic industry partners and aboriginal leadership. The Chairman and CEO of Melville Capital, Mr. Roman Bittman is a prominent Aboriginal Canadian financier and entrepreneur in the resource, environmental remediation and media industries in Canada, the United States and China. He also manages and advises a team that includes senior executives in

infrastructure development. Mr. Timothy German, President of Melville Capital has acted as a consultant and held management positions over the years both private and public sector resource based companies. Mr. William Thomson is a strategic advisor who has been a senior executive with several national and international public logistics, primary manufacturing and infrastructure companies. Mr. Ernie Belyea is a lawyer with broad management experience and is currently senior corporate counsel for Ontario Power Authority. Jim Antoine, a former Premier of the NWT and Chief of Liidlii Kue First Nation, has strong relationships with senior levels of territorial and federal governments and leaders in First Nations, Inuit and Aboriginal communities and businesses across Northern Canada.

THE TSX VENTURE EXCHANGE HAS NEITHER APPROVED OR DISAPPROVED OF THE CONTENTS HEREIN.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Form 51-102F3
Material Change Report

RECEIVED
2008 FEB 11 A 7:14

1. **Name and Address of Company**

   Advanced Explorations Inc.
   50 Richmond Street East, Suite 300
   Toronto, Ontario
   M5C 1N7

   Telephone: (416)203-0057

2. **Date of Material Change**

   February 13, 2008

3. **News Release**

   February 13, 2008

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5.1 **Full Description of Material Change**

   Please see the attached news release.

5.2 **Disclosure for Restructuring Transactions**

   Not Applicable

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Gary Williams, Director, who may be contacted at the address and phone number listed in Item 1 above.

9. **Date of Report**

   February 13, 2008

NEWS RELEASE

Advanced Explorations Extends High Grade Fe Mineralization and Identifies New Exploration Opportunities

Toronto, Ontario, February 13, 2008: Advanced Explorations Inc. (the "Company or AEI") is pleased to announce results from drilling on Zone C1 on its Roche Bay, Nunavut iron project, and the identification of new exploration targets. Drilling results have extended the strike of the previously reported higher grade (>30% Fe) mineralization of Zone C1 and identified several additional sequences of adjacent lower grade (24% to 26% Fe – see Table 1) banded iron formations (BIF) that are believed to also have economic potential. In addition, the first indication to the potential for zones of secondary iron enrichment was recognized in the most southwesterly exploration drill hole (RB-07-06). Two narrow, closely spaced, very high grade enriched iron zones (see Table 2 below) averaging 63.5% Fe and 53.8% Fe intersected at a vertical depth from surface of over 110 metres indicates the possibility of discovering near surface enriched high grade iron mineralization.

Drilling on the northern extent of C1 has identified a vertical to steeply east dipping zone of high grade banded iron formation that averages 200 metres in thickness, which is characterized by significant sections that grade in excess of 30% Fe in which iron mineralization occurs almost exclusively as magnetite. Only about 2km of the over 5 km of strike has been drilled in detail. This zone remains open to the north and to the south where it appears to be offset by a fault to the east. Drilling has locally tested C1 mineralization in excess of 300 metres vertical depth from surface (analytical results outstanding). Holes RB-07-27 and RB-07-28 drilled on line 1800S are indicative of the higher grade section of C1. Hole RB-07-27 intersected 106 metres averaging 30.41% Fe and Hole RB-07-28 drilled from the same collar location but opposite direction intersected 128 metres averaging 32.32% Fe. (Hole lost at 229 metres ended in BIF grading 33.85% Fe)

A resource calculation and economic study are underway and the Company is currently planning the 2008 drill program which will focus on both in-fill drilling and extending the strike of the high grade zone of C1. Drilling will also commence on the eastern flank of the C Zone (C2) and on the A and B Zones which were the focus of drilling and economic studies in the mid 1980s. At that time the A-B Zones reported a historic resource of 467 million tons ranging from 24% to 34% Fe. The Company has not verified the classification of the historic resource reference and is not treating it as a NI 43-101 defined resource verified by a QP. Although this historical reference of resource potential is relevant to recognizing the potential of the Roche Bay Property, it should not be relied upon. The Company plans to start with 2 drills and expand to 4/5 drills as weather improves.

John Gingerich, President and CEO of AEI, commented;

"We are very encouraged by the results which extend the strike of high grade banded iron formation (C1) with widths at surface up to 270 meters. What has pleasantly surprised us is the presence of parallel iron formations in the footwall that also appear to have economic potential. On the C Zone we have only begun drilling the west flank (C1) and the east flank (C2) as well as

the targets on all other leases remains untested. Roche Bay is a very exciting project which continues to reveal additional potential."

Project Summary:

A complete project review is underway in support of the resource calculation, economic studies and the launch of the 2008 drill program. One outcome of the review is that the geologic section represents a simple east facing inclined (not a synform) sedimentary sequence which contain several units of banded iron formation that in general terms appear to increase in grade to the east. The C Zone comprises two major magnetic trends, C1 and C2. Last year's exploration drilling focused on assessing the strike extent of C1 with detailed drilling focused on the higher grade and magnetite rich banded iron formation. Exploration drilling was also carried out to assess banded iron formations within the footwall sequence. Initial drilling was carried out using single setups and multiple directions to better define mineralization geometry. Holes in many instances drill iron formation in both directions.

The geologic interpretation of C1 is that it consists of three distinct styles of mineralization. The high grade magnetite mineralization is characterized by massive banded iron formation having a width at surface ranging from 170 metres to 270 metres. The eastern contact and location of this high grade BIF is defined by a late gabbro intrusive that strikes subparallel to the formation. The high grade BIF can be locally displaced to the east and/or digested within the intrusive. In addition there appears to be a left-handed fault (orientation and offset not precisely defined) that appears to dislocate the higher grade BIF sequence in the vicinity of 2600S. There is a transition zone along the western flank of the high grade BIF that ranges from 50 metres to 100 metres on surface with grades ranging from 26% to 29% Fe. The gradational decrease in grade is also characterized by a slight corresponding decrease in magnetite content. The western contact of the transition zone is defined by a 20-40 metre thick sedimentary unit with low iron content. The remaining sequence (lower footwall) is characterized by multiple, generally narrow sequences of banded iron formation within a broad sequence of calc silicates. The BIF sequences range from 20 to 120 metres in thickness with grades ranging from 24% to 28% Fe. The BIF sequences are not only of lower grade but in general the percentage of total Fe that is magnetite decreases (early analysis suggests 65% to 80% of total iron is magnetite and metallurgical review is underway). The western limits of the sedimentary sequences terminate at a faulted contact with a volcanic unit.

The stratigraphic sequence that defines the eastern magnetic anomaly (C2) is not well defined at this time. Mapping has locally defined well mineralized outcrops of BIF but strike and thickness have yet to be verified with drilling. There is more gabbroic intrusive to the east which typically form local ridges with adjacent areas of shallow talus/overburden covering most of the targets and the reason for limited work to date. With a noted gradational improvement if BIF grades to the east in C1 and local outcrop mapping of massive BIF, drill testing of C2 early in this year's campaign is a priority.

The Company is still awaiting complete results and/or QA/QC review (partial to all) on 12 drill holes 10 of which are on the northern main zone of C1. The delays in receiving analyses from the lab are impacting the timelines for the independent resource calculation to be completed. However these delays have not affected the timeframe for the economic studies which are currently moving forward. Work is being done in parallel in the preparation of an economic study so any delays in getting the information required for the resource calculation will not affect the Company's initial objective to complete the preliminary economic study by this summer.

In preparation for the resource determination the Company undertook a technical audit review of its geotechnical results and QA/QC procedures. The review has not identified any errors in its analytical process but did identify a need to improve database management and information flow.

As a result additional QA/QC management procedures and reporting structure are being implemented. Improving the flow of information and laboratory analysis is a Company priority to avoid the delays experienced in last year's program. Further to this review, all mineralized intervals have been updated using an 18% Fe cutoff and internal dilution zones in excess of 9 meters identified. The significant and updated intervals are summarized in Tables 1 and 2.

Gary Williams P. Geo and VP of Advanced Explorations Inc is the QP within the meaning of 43-101, and has reviewed and approves the content of this release.

Table 1: Main Zone C1 Drilling Summary

Hole	Section	Surface width Zone C1 (m)	Dip	Iron Fm (from) m	Iron Fm (to) m	Interval (m)	% Fe	Comment
RB-07-02*	1400	240	-45ºE	6	23.4	17.4	31.25	Zone C1
				33.4	139	105.6	33.25	Zone C1
RB-07-03*	1400	240	-45ºW	0	82.3	82.3	31.11	Zone C1
				82.3	149.9	67.6	25.38	C1 - transition
				0	149.9	149.9	28.5	
RB-07-04*	1800	270	-45ºW	4	52.6	48.6	25.11	C1 - transition
				97.2	119.8	22.6	25.31	C1 - footwall
				97.2	171.7	74.5	20.39	C1 - footwall
RB-07-7*	1800	270	-45ºE	5.8	248.96	243.16	30.26	Zone C1
RB-07-9	1800	270	-90º	0	56	56	23.55	C1 - footwall
				67.52	111.4	43.88	26.8	C1 - footwall
RB-07-11	2200	170	-45ºE	53	109.5	56.5	32.52	Zone C1
RB-07-14	2600	170	-45ºW	66.56	130	63.44	28.45	C1 - transition
				66.56	229	162.44	25.19	
RB-07-17	2600	170	-45ºW	8	37.8	29.8	25.95	C1- transition
RB-07-18	2600	170	-45ºE	48	90.3	42.3	21.1	C1 - footwall
				95.3	186.2	90.9	28.18	C1 - transition
RB-07-24	3000	100	-45ºW	37	163	126	28.24	C1 - transition
RB-07-26	2200	170	-45ºW	9.47	22.53	13.06	27.1	C1 - footwall
				54	93.1	39.1	24.83	C1 - footwall
RB-07-27	1800	270	-45ºW	6	112	106	30.41	Zone C1
				6	163	157	28.5	Zone C1
RB-07-28	1800	270	-65ºE	2	229	227	28	Zone C1
				101	229	128	32.32	Zone C1
RB-07-30	3000	100	-45ºE	97	231	134	26.73	C1 - transition Cut by dyke/fault
RB-07-32	1400	2400	-	26.64	155	128.36	31	Zone C1

			60^0W					
				155	252	97	24.95	C1 - transition

*Previously reported
Results and/or QA/QC outstanding on 10 holes

Table 2: Exploration Drilling Footwall :

Hole	Section	Dip	Iron Fm (from) m	Iron Fm (to) m	Interval (m)	% Fe	Comment
RB-07-6	50000	-45°W	6.54	154	147.46	25.1	C1 - footwall
			163	166	3	63.48	Secondary Fe
			194.86	197.47	2.61	53.79	Mixed Fe
RB-07-15	4200	-63°W	37.39	138.4	101.01	25.86	C1 – footwall
RB-07-20	4600	-70°E	6	60	54	27.44	C1 – footwall
RB-07-21	4600	-45°W	4	66.88	62.88	26.18	C1 – footwall
			97.43	124.85	27.42	26.20	C1 – footwall
RB 07-23	3800	-45°E	8.59	80.98	72.39	31.27	C1 – transition

No significant results in holes RB-07-05, RB-07-08, RB-07-19
Results and/or QA/QC outstanding on two holes

Analysis: All the recent drill core analysis reported in this release was performed by SGS Lakefield Research. At SGS samples are analyzed for total Fe using XRF techniques. SGS also undertakes Satmagan analysis to estimate the portion of magnetic iron. The company augments the laboratory QA/QC procedures by selectively adding additional control samples. Core sample intervals are 1 metre except where intervals cross geologic boundaries in which case the sample length is adjusted accordingly.

ON BEHALF OF THE BOARD

John Gingerich, President & CEO
Tel: 1-416-203-0057

ABOUT Advanced Explorations Inc.

AEI, based in Toronto, Canada, is exclusively focused on developing high quality iron ore opportunities. In early 2007 the Company expanded its capabilities in iron ore exploration and development with the acquisition of strategic management personnel. AEI has the management, technical and exploration expertise and experience to rapidly advance the Roche Bay magnetite project which was acquired in June, 2007, as well as develop new opportunities in the area and globally. The Roche Bay magnetite project located proximal to a natural harbour makes it potentially one of the world's premier iron ore opportunities. Shares of the company trade on the TSX Venture Exchange under the symbol AXI. For more information please visit www.Advanced-Exploration.com.

This news release also includes forward-looking statements that involve a number of risks and uncertainties. The information reflects numerous assumptions as to industry performance, general business and economic conditions, regulatory and legal requirements, taxes and other matters, many of which are beyond the control of the company. Similarly, this information assumes certain future business decisions that are subject to change. There can be no assurance that the results predicted here will be realized. Actual results may vary from those represented, and those variations may be material.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

END